SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 32)*

NAME OF ISSUER:  Cortech, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  22051J308000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin LLP
     211 Pennbrook Road, P. O. Box 97
     Far Hills, New Jersey 07931                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    November 23, 1999


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

     Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   22051J308000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:  692,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER: 692,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON: 692,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO  XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.36%

14.      TYPE OF REPORTING PERSON:   PN

CUSIP NO.:   22051J308000


1.       NAME OF REPORTING PERSON:   Mark W. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   0

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  0

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES        NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

14.      TYPE OF REPORTING PERSON:   IN

CUSIP NO.:  22051J308000


1.       NAME OF REPORTING PERSON:   Frederick J. Jaindl

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b)  XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.

7.       SOLE VOTING POWER:   0

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  0

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   0

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES       NO XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

14.      TYPE OF REPORTING PERSON:   IN

Item 1.  SECURITY AND ISSUER

     This Amendment No. 32 relates to the Schedule 13D filed on October 15, 1997 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of shares of common stock, par value $.002 per share ("Shares") of Cortech, Inc., a Delaware corporation (the "Company" or "Cortech"). The capitalized terms used in this Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since the date of the last filing, Asset Value has acquired 89,000 shares (including 25,000 shares from Mark Jaindl and 52,000 shares from Fred Jaindl) at an aggregate purchase price of $583,913.75, including any brokerage commissions. Asset Value purchased the Shares with its cash reserves. The shares purchased from Mark Jaindl and Fred Jaindl were at an aggregate purchase price of $516,670.00.


Item 5.  INTEREST  IN  SECURITIES  OF THE ISSUER.

     (a) As of the close of business on November 23, 1999, Asset Value owned an aggregate of 692,000 shares or approximately 37.36% and Mark Jaindl and Fred Jaindl owned no shares.

     Percentage ownership is based upon the total Shares reported as outstanding in the Company's Form 10-QSB for the quarter ended September 30, 1999.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit C -  Transactions in Shares for the past 60 days not previously reported

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 24, 1999


                                        ASSET VALUE FUND LIMITED PARTNERSHIP

                                        By: Asset Value Management, Inc.
                                        General Partner


                                        By:  John W. Galuchie, Jr.
                                        --------------------------------
                                        John W. Galuchie, Jr.
                                        Treasurer and Secretary



                                        /s/ Mark W. Jaindl
                                        --------------------------------
                                        Mark W. Jaindl



                                        /s/ Frederick J. Jaindl
                                        --------------------------------
                                        Frederick J. Jaindl

                                    EXHIBIT C

       Transactions in Shares for the Past 60 Days Not Previously Reported

Shares purchased by Asset Value:

                               NUMBER OF                        PRICE
  DATE                      SHARES PURCHASED                  PER SHARE*
--------                --------------------------         ------------------

10/15/99                         2,000                           5.8125
10/25/99                         2,000                           5.625
11/01/99                         2,500                           5.5625
11/03/99                         1,500                           5.5625
11/11/99                         1,100                           5.50
11/16/99                         1,000                           5.50
11/17/99                         1,900                           5.5625
11/23/99                        77,000                           6.71


Shares sold by Mark Jaindl:

                                NUMBER OF                        PRICE
  DATE                         SHARES SOLD                     PER SHARE*
--------                --------------------------         ------------------

11/23/99                        25,000                           6.71


Shares sold by Fred Jaindl:

                               NUMBER OF                         PRICE
  DATE                        SHARES SOLD                      PER SHARE*
--------                --------------------------         ------------------

11/23/99                        52,000                           6.71



*   Exclusive of brokerage commissions.